UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exercise of Over-Allotment Option

On September 30, 2015, Nabriva Therapeutics AG (the “Company”) issued a press release in the United States announcing that the underwriters of its recently closed initial public offering on the NASDAQ Global Market have exercised in full their over-allotment option to purchase an additional 1,350,000 American Depositary Shares.

The press release is attached to this report on Form 6-K as Exhibit 99.1.

Amendment to Articles of Association

On September 30, 2015, an amendment to the articles of association of the Company came into effect after registration with the Austrian commercial register. The amendment reflects an increase in the Company’s registered share capital as a result of the issuance of the common shares underlying the American Depositary Shares the Company sold in its recently closed initial public offering.

The amended and restated articles of association of the Company are attached to this report on Form 6-K as Exhibit 99.2.

Deposit Agreement

On September 17, 2015, the Company entered into a deposit agreement, dated as of September 17, 2015, among the Company, The Bank of New York Mellon, as depositary, and all owners and holders of American Depositary Shares issued thereunder (the “Deposit Agreement”).

The Deposit Agreement is attached to this report on Form 6-K as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Ralf Schmid
Ralf Schmid
Chief Operating Officer and Chief Financial Officer

Date: September 30, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 30, 2015

99.2	Articles of Association of the Company

99.3	Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder

99.4	Form of American Depositary Receipt (included in Exhibit 99.3)

4